Exhibit 99.1

Aeterna Zentaris Announces Virtual 2023 Meeting of Shareholders

TORONTO, ONTARIO, May 15, 2023 – Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (“Aeterna” or the “Company”), a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products, today announced that its Virtual Annual General and Special Meeting of Shareholders (the “AGM”) will be held on June 14, 2023, at 10:00 a.m. (ET).

The platform for the virtual AGM will provide shareholders the ability to listen to the AGM live, submit questions and submit their vote during the AGM. To be admitted to the virtual AGM, shareholders need to visit www.virtualshareholdermeeting.com/AEZS2023 and enter the control number included on the proxy form or voting instruction form, as applicable. Online check-in will begin 15 minutes prior to the start of the AGM, at 9:45 a.m. (ET). The AGM will begin promptly at 10:00 a.m. (ET) on June 14, 2023.

Aeterna Zentaris strongly encourages its shareholders to read its management proxy circular dated May 9, 2023 and other AGM materials carefully. If you are unable to attend the AGM or if you wish to vote in advance of the AGM, please carefully follow the instructions on the proxy or voting instruction form. Shareholders that hold their common shares with a bank, broker or financial intermediary that wish to vote at the AGM must carefully follow the instructions provided by their intermediary. In order to be effective, proxies must be received by the Chair of the Meeting no later than 10:00 a.m. (Eastern time) on June 12, 2023 or no later than 48 hours prior to any adjournment or postponement of the AGM. The time limit for the deposit of proxies may be waived by the Chair of the AGM without notice. If you are attending the AGM, please log-on to the virtual meeting in advance to ensure that your vote will be counted.

About Aeterna Zentaris Inc.

Aeterna Zentaris is a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products focused on areas of significant unmet medical need. The Company’s lead product, macimorelin (Macrilen™; Ghryvelin®), is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). The Company is leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of childhood-onset growth hormone deficiency (CGHD), an area of significant unmet need.

Aeterna Zentaris is dedicated to the development of its therapeutic asset and has established a pre-clinical development pipeline to potentially address unmet medical needs across a number of indications, including neuromyelitis optica spectrum disorder (NMOSD), Parkinson’s disease (PD), hypoparathyroidism and amyotrophic lateral sclerosis (ALS; Lou Gehrig’s disease).

For more information, please visit www.zentaris.com and connect with the Company on Twitter, LinkedIn and Facebook.

Forward-Looking Statements

This press release contains statements that may constitute forward-looking statements within the meaning of U.S. and Canadian securities legislation and regulations and such statements are made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements in this press release include statements regarding the holding of, attending, and voting before and at, the AGM.

Forward-looking statements involve known and unknown risks and uncertainties, and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties, including those risks discussed in our Annual Report on Form 20-F and annual information form, under the caption “Risk Factors”. Given the uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Toronto Stock Exchange accepts no responsibility for the adequacy or accuracy of this release.

Investor Contact:

Jenene Thomas

JTC Team

T: +1 (833) 475-8247

E: aezs@jtcir.com